UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KINETIK HOLDINGS INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02215L209
(CUSIP Number)

Adil Rahmathulla
ISQ Global Fund II GP, LLC
600 Brickell Avenue, Penthouse
Miami, Florida 33131-3067
Tel: (786) 693-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 02215L209		Page 2 of 7

1	NAMES OF REPORTING PERSON
ISQ Global Fund II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,846,813 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,846,813 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,846,813 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 13,744,582 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.

(2)	Includes 806,092 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.

(3)
Percentage ownership calculated based on the sum of (i) 19,021,460 shares of Class A Common Stock outstanding as of May 11, 2022, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed on May 16, 2022 and (ii) the 13,744,582 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

SCHEDULE 13D
CUSIP No. 02215L209		Page 3 of 7

1	NAMES OF REPORTING PERSON
I Squared Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,846,813 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,846,813 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,846,813 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	Includes 13,744,582 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.

(2)	Includes 806,092 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.

(3)
Percentage ownership calculated based on the sum of (i) 19,021,460 shares of Class A Common Stock outstanding as of May 11, 2022, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed on May 16, 2022 and (ii) the 13,744,582 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

SCHEDULE 13D
CUSIP No. 02215L209		Page 4 of 7

1	NAMES OF REPORTING PERSON
ISQ Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,846,813 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,846,813 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,846,813 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	Includes 13,744,582 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.

(2)	Includes 806,092 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.

(3)
Percentage ownership calculated based on the sum of (i) 19,021,460 shares of Class A Common Stock outstanding as of May 11, 2022, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed on May 16, 2022 and (ii) the 13,744,582 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

SCHEDULE 13D
CUSIP No. 02215L209		Page 5 of 7

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

The Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Kinetik Holdings Inc., a Delaware corporation formerly known as Altus Midstream Company (the “Issuer”). The principal executive offices of the Issuer are located at 2700 Post Oak Boulevard, Suite 300, Houston, Texas 77056.  This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2022 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings previously defined in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On May 3, 2022, pursuant to the terms of the Consideration Allocation Agreement, 1,764 Consideration Allocation Rights held by the Reporting Persons converted into shares of Class A Common Stock, on a one-for-one basis and without the payment of any additional consideration, upon reallocation of certain Forfeited Awards under the applicable Restricted Stock Agreements (as described further in the Original Schedule 13D).

On May 17, 2022, pursuant to the terms of the DRIP Agreement and the Mandatory DRIP, the Reporting Persons acquired 294,375 shares of Class A Common Stock with a value of approximately $70.0451 per share in lieu of cash dividends.  This transaction was exempt from reporting under Section 16(a) of the Act pursuant to Rule 16a-11 under the Act.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 1 is hereby incorporated by reference herein.

Correction to Consideration Allocation Agreement

Since the filing of the Original Schedule 13D, Schedule I of the Consideration Allocation Agreement was corrected to remove the inadvertent allocation of interests to persons not entitled to Consideration Allocation Rights.  As a result, these percentage interests were reallocated to the remaining interest holders, including Buzzard Midstream LLC.  This reallocation resulted in an increase in the number of Contingent Allocation Rights allocable to the Reporting Persons, from 804,659 as reported in the Original Schedule 13D, to 807,856.  The corrected Schedule I is included in the Consideration Allocation Agreement re-filed as Exhibit C to the Schedule 13D and filed herewith.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 14,846,813 shares of Class A Common Stock, which represents approximately 45.3% of the Class A Common Stock outstanding, as calculated pursuant to Rule 13d-3(d)(1)(i) under the Act. This amount consists of (i) 269,139 shares of Class A Common Stock, (ii) 13,744,582 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis (or, at the Partnership’s option, an equivalent amount of cash), and (iii) 806,092 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.

SCHEDULE 13D
CUSIP No. 02215L209		Page 6 of 7

Each of the Reporting Persons may be deemed to have shared, not sole, power to vote or to direct the vote, and shared, not sole, power to dispose or to direct the disposition, of the 14,846,813 shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

The percentage ownership reported herein is calculated based on the sum of (i) 19,021,460 shares of Class A Common Stock outstanding as of May 11, 2022, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed on May 16, 2022 and (ii) the 13,744,582 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

In discussing certain agreements and arrangements in Item 4 of the Schedule 13D, the Reporting Persons (including through certain of their affiliates) describe arrangements involving Blackstone and Apache and certain of their respective affiliates. However, neither the filing of the Schedule 13D (including this Amendment No. 1) nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Act with such other persons. Each Reporting Person disclaims being a member of a “group” with Blackstone, Apache and/or their respective affiliates and further disclaims beneficial ownership of the shares of Class A Common Stock that may be deemed to be beneficially owned by such persons.

(c) The response to Item 3 of this Amendment No. 1 is hereby incorporated by reference herein.  Except as set forth in Item 3 of this Amendment No. 1, none of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 1 is hereby incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit C to Item 7 of the Schedule 13D is hereby replaced and restated in its entirety as follows:

Exhibit C
Consideration Allocation Agreement, dated as of February 22, 2022, by and among Altus Midstream Company, Buzzard Midstream LLC, BX Permian Pipeline Aggregator LP, BCP Raptor Aggregator, LP, Jamie Welch, Chris Evans, Tyler Milam and Misty Williams (filed herewith).

SCHEDULE 13D
CUSIP No. 02215L209		Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2022

ISQ Global Fund II GP, LLC

By:	/s/ Adil Rahmathulla
Name: Adil Rahmathulla
Title: Director

I Squared Capital, LLC

By:	ISQ Holdings, LLC, its managing member

By:	/s/ Adil Rahmathulla
Name: Adil Rahmathulla
Title: Director

ISQ Holdings, LLC

By:	/s/ Adil Rahmathulla
Name: Adil Rahmathulla
Title: Director

Exhibit C

CONSIDERATION ALLOCATION AGREEMENT

February 22, 2022

Ladies and Gentlemen:

Reference is made to that certain Contribution Agreement by and among Altus Midstream Company, a Delaware corporation (the “Company”), Altus Midstream LP, a Delaware limited partnership, New BCP Raptor Holdco, LLC, a Delaware limited liability company, and solely for the purposes set forth therein, BCP Raptor Holdco, LP, a Delaware limited partnership (“Raptor”), dated October 21, 2021 (the “Contribution Agreement”). Capitalized terms used in this Consideration Allocation Agreement (this “Consideration Allocation Agreement”) but not otherwise defined herein shall have the meanings ascribed to such terms in the Contribution Agreement. This Consideration Allocation Agreement shall be effective upon Closing.

In connection with the transactions contemplated by the Contribution Agreement, certain members of management of Raptor holding Class A-1, Class A-2 and Class A-3 units in Raptor (“Grantees”) were distributed awards (“Awards”) of shares of Company Class A Common Stock and/or Common Units and corresponding shares of Company Class C Common Stock as their pro rata allocation of the consideration from the Contribution Agreement, subject to the restrictions set forth in those certain Restricted Stock Agreements between each Grantee and the Company, dated as of the date hereof (the “Restricted Stock Agreements”) (and such securities, the “Restricted Shares”), which restrictions, together with this Consideration Allocation Agreement, are intended to give effect to the allocation of the Contribution Agreement consideration agreed upon by the Grantees and Holders (as defined below).

The parties to this Consideration Allocation Agreement hereby acknowledge and agree that, solely to the extent that any Award is forfeited by a Grantee, in whole or in part, from and after the date hereof pursuant to the applicable Restricted Stock Agreement (a “Forfeited Award”), the number of Restricted Shares subject to such Forfeited Award shall be re-allocated to each of the holders set forth on Schedule I hereto (the “Holders”) as follows: (i) with respect to any forfeited MOIC Restricted Shares (as defined in the applicable Restricted Stock Agreement), including any former MOIC Restricted Shares that become Ordinary Restricted Shares (as defined in the applicable Restricted Stock Agreement) pursuant to the applicable Restricted Stock Agreement, 100% to ISQ (as defined in the applicable Restricted Stock Agreement), (ii) with respect to any forfeited Ordinary Restricted Shares, 18.53% to ISQ and the remainder of any such Ordinary Restricted Shares to the Holders (other than ISQ), pro rata in proportion to their respective percentage interests (as adjusted accordingly) as set forth opposite such Holders’ names on Schedule I hereto and (iii) with respect to any forfeited Restricted Shares not covered by clauses (i) and (ii), to each of the Holders, pro rata in proportion to their respective percentage interests as set forth opposite such Holders’ names on Schedule I hereto (collectively, the “Re-Allocation Issuances”), which Re-Allocation Issuances shall be in the form of unrestricted shares of Company Class A Common Stock (other than restrictions imposed by federal and state securities Laws or any contractual restrictions applicable to the Holders) and shall be delivered by the Company to the applicable Holder(s) quarterly, on the date that is two (2) Business Days immediately prior to the dividend record date for the applicable calendar quarter; provided, that for the avoidance of doubt, no Holder will be entitled to any shares of Company Class A Common Stock or any other class or series of capital stock of the Company under this Consideration Allocation Agreement to the extent a corresponding forfeiture of Restricted Shares does not occur. The Company shall effect all Re-Allocation Issuances hereunder by delivering one or more certificates for such shares of Company Class A Common Stock in the name of the applicable Holder(s) or by entering such shares of Company Class A Common Stock in book-entry form in the name of the applicable Holder(s), as determined by the Company Board in its sole discretion or as required by applicable Law or regulation.  The value of shares of Company Class A Common Stock delivered hereunder shall not bear any interest owing to the passage of time.  No action taken pursuant to or in accordance with this Consideration Allocation Agreement shall be construed to create a trust or a funded or secured obligation of any kind. It is acknowledged and agreed by the parties to this Consideration Allocation Agreement that any Holder’s rights to Re-Allocation Issuances under this Consideration Allocation Agreement may be Transferred (as defined in such Holder’s Restricted Stock Agreement) by such Holder to Affiliates or equity holders thereof from time to time, and the Company shall update Schedule I hereto from time to time to reflect any such Transfer.

This Consideration Allocation Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any conflict of Law provisions thereof, except to the extent Delaware Law is preempted by federal Law.

This Consideration Allocation Agreement may be executed by in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement. Counterparts may be delivered via e-mail (including PDF format with a scanned signature or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This Consideration Allocation Agreement may not be modified or amended, and no provision hereof may be waived, except by mutual written agreement between the parties to this Consideration Allocation Agreement. The Company shall not modify, amend or waive any provision of any Restricted Stock Agreement (including accelerating the vesting of any Restricted Shares or taking action under Section 28 thereof) without the written consent of ISQ and the Blackstone Partners (as defined in the Restricted Stock Agreements).

[Signature Page Follows]

This Consideration Allocation Agreement has been entered into on the date first set forth above and signed for and on behalf of:

COMPANY:

ALTUS MIDSTREAM COMPANY

By:	/s/ Jamie Welch
Name: Jamie Welch
Title: Chief Executive Officer, President and Chief Financial Officer

Signature Page to Consideration Allocation Agreement

HOLDERS:

BUZZARD MIDSTREAM LLC

By:	/s/ Thomas Lefebvre
Name: Thomas Lefebvre
Title: Authorized Person

Signature Page to Consideration Allocation Agreement

BX PERMIAN PIPELINE
AGGREGATOR, LP

By:	BCP VII/BEP II Holdings Manager L.L.C., its general partner

By:	/s/ David Foley
Name: David Foley
Title: Senior Managing Director

BCP RAPTOR AGGREGATOR, LP

By:	BCP VII/BEP II Holdings Manager L.L.C., its general partner

By:	/s/ David Foley
Name: David Foley
Title: Senior Managing Director

 Signature Page to Consideration Allocation Agreement

/s/ Jamie Welch
Jamie Welch

Signature Page to Consideration Allocation Agreement

/s/ Chris Evans
Chris Evans

Signature Page to Consideration Allocation Agreement

/s/ Tyler Milam
Tyler Milam

Signature Page to Consideration Allocation Agreement

/s/ Misty Williams
Misty Williams

Signature Page to Consideration Allocation Agreement

Schedule I

Holder	Percentage Interest
Buzzard Midstream LLC	29.39%
BX Permian Pipeline Aggregator LP	9.75%
BCP Raptor Aggregator, LP	60.38%
Jamie Welch	0.44%
Chris Evans	0.02%
Tyler Milam	0.02%
Misty Williams	0.01%
Total:	100%

Schedule I